Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,

Huishan District, Wuxi,

Jiangsu Province, China 214189

May 26, 2023

Via EDGAR Correspondence

Mr. Eranga Dias

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Mingteng International Corporation Inc. Registration Statement on Form F-1 Submitted March 29, 2023 CIK No. 0001948099

Dear Mr. Dias,

This letter is in response to the letter dated April 14, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Mingteng International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment No. 1 to the registration statement on Form F-1 (“Amended Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-1 Filed March 29, 2023

Cover Page

1. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures and the risks to investors of non-compliance.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the requested disclosure has been provided on the cover page of the Amended Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Yingkai Xu
Name:	Yingkai Xu
Title:	Chief Executive Officer